02048849

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AUG 1 2002

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

P.E.

For July 31, 2002

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO—SABESP
(Registrant)

Basic Sanitation Company of the State of São Paulo—SABESP
(Translation of registrant's name into English)

PROCESSED
AUG 0 6 2002
THOMSON
FINANCIAL

Rua Costa Carvalho, 300
05429-900 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F √ Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: Yes__ No √

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________

081642-0015-02676-NY01.2211094.2

1/49

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of São Paulo, Brazil.

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO—SABESP

By:
Name: Paulo Domingos Knippel Galletta
Title: Economic and Financial Officer

Dated: July 31, 2002

EXHIBIT INDEX

Exhibit Number	Description	Page Number
1.	Minutes of the Meeting of the Board of Directors of the Company on July 30, 2002 (along with a free English translation).	4
2.	Disclosure of Relevant Acts or Facts and Confidentiality Policy of the Company, adopted by the Board of Directors on July 30, 2002 and submitted to the *Comissão de Valores Mobiliários* (Brazilian Securities and Exchange Commission) on July 31, 2002 (along with a free English translation).	8
3.	Own Issued Securities Trading Policy of the Company, adopted by the Board of Directors on July 30, 2002 and submitted to the *Comissão de Valores Mobiliários* (Brazilian Securities and Exchange Commission) on July 31, 2002 (along with a free English translation).	31

Exhibit 1

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

COMPANHIA ABERTA
CNPJ nº 43.776.517/0001-80
NIRC nº 35.3000.1683-1

ATA DA QÜINGENTÉSIMA SEXAGÉSIMA SÉTIMA REUNIÃO DO CONSELHO DE ADMINISTRAÇÃO

Aos 30 (trinta) dias do mês de julho de dois mil e dois, às 16 (dezesseis) horas, por convocação do Sr. Presidente do Conselho de Administração, em caráter extraordinário, na forma do disposto no Artigo 15 do Estatuto Social, na sala de reuniões situada na Rua Costa Carvalho, n.º 300, Capital, reuniram-se os membros do Conselho de Administração da Companhia de Saneamento Básico do Estado de São Paulo - SABESP, senhores abaixo nomeados e assinados.

Ordem do Dia: Deliberar sobre a Política de Divulgação de Atos ou Fatos Relevantes e Preservação de Sigilo e sobre a Política de Negociação com Valores Mobiliários de Emissão Própria e, ainda, sobre a nomeação de diretor responsável pela execução e acompanhamento dessas Políticas, em atendimento ao disposto na Instrução da Comissão de Valores Mobiliários n.º 358, de 03 de janeiro de 2002.

Deliberações Tomadas por Unanimidade: Os Conselheiros presentes deliberaram aprovar, em seu inteiro teor, a Política de Divulgação de Atos ou Fatos Relevantes e Preservação de Sigilo e a Política de Negociação com Valores Mobiliários de Emissão Própria, cujos textos fazem parte integrante desta ata como Anexo I e Anexo II, as quais serão encaminhadas à Comissão de Valores Mobiliários, nos termos da regulamentação em vigor.

Deliberaram ainda, a nomeação do Senhor Paulo Domingos Knippel Galletta, Diretor Econômico-Financeiro e de Relações com Investidores, como responsável pela execução e acompanhamento das Políticas ora aprovadas.

Encerramento: Nada mais havendo a tratar, o Presidente deu por encerrada a Reunião, da qual foi lavrada a presente ata, que lida e aprovada, foi assinada por todos os Conselheiros Presentes.

Conselheiros: MAURO GUILHERME JARDIM ARCE, ARIOVALDO CARMIGNANI, ANDREA SANDRO CALABI, FERNANDO CARVALHO BRAGA, FERNANDO MAIDA DALL' ACQUA e GUSTAVO DE SÁ E SILVA

Certifico que a presente é cópia fiel da ata lavrada no livro próprio.

São Paulo, 30 de julho de 2002.

MAURO GUILHERME JARDIM ARCE
Presidente do Conselho de Administração

PUBLIC COMPANY
CNPJ n° 43.776.517/0001-80
NIRC n° 35.3000.1683-1

MINUTES OF THE 57th MEETING OF THE BOARD OF DIRECTORS

A special meeting of the Board of Directors of Companhia de Saneamento Básico do Estado de São Paulo – SABESP - was held as called by the Chairman of the Board of Directors on July 30, 2002 at 4 p.m., at the meeting room located at Rua Costa Carvalho 300, Capital. The undersigned members of the Board of Directors were present at the meeting.

Agenda: Resolve on the new wording, hereby improved, of 1) the Policy for the Disclosure of Material Acts or Facts and the Preservation of Confidentiality and 2) the Policy for the Trading of Securities issued by SABESP. And, further, resolve on the appointment of an officer to be responsible for carrying out and monitoring these Policies, in compliance to that provided for in the CVM Instruction No 358, of January 03, 2002.

Unanimous Deliberations: The Board Members in attendance resolved to approve the entire content of the above-mentioned policies. The texts thereof are an integral part of these minutes, as Exhibit I and Exhibit II, and shall be forwarded to the CVM, under the terms of the regulation in force, and shall replace that policy previously approved by the Board.

The Board also resolved on the appointment of Mr. Paulo Domingos Knippel Galletta, Economic-Financial and Investor Relations Director, who will be responsible for carrying out and monitoring the Policies hereby approved.

Closing: There being nothing further to be discussed, the meeting was closed and the contents of these Minutes were approved and signed by the board members in attendance.

Board members: MAURO GUILHERME JARDIM ARCE, ARIOVALDO CARMIGNANI, ANDREA SANDRO CALABI, FERNANDO CARVALHO BRAGA, FERNANDO MAIDA DALL' ACQUA and GUSTAVO DE SÁ E SILVA

This is a certified copy of the original minutes drawn up in the proper minute book.

São Paulo, July 30, 2002.

MAURO GUILHERME JARDIM ARCE
Chairman of the Board of Directors

Exhibit 2

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

POLÍTICA DE DIVULGAÇÃO DE ATOS OU FATOS RELEVANTES E PRESERVAÇÃO DE SIGILO

I – INTRODUÇÃO

De acordo com os parágrafos 4º e 5º, do artigo 157 da Lei nº 6.404/76, os administradores de companhias abertas:

(i) são obrigados a comunicar imediatamente à bolsa de valores e a divulgar pela imprensa qualquer deliberação da assembléia geral ou dos órgãos de administração da companhia, ou fato relevante ocorrido nos seus negócios, que possa influir, de modo ponderável, na decisão dos investidores do mercado de vender ou comprar valores mobiliários emitidos pela companhia; e

(ii) poderão recusar-se a prestar a informação relativa a atos ou fatos relevantes ou deixar de divulgá-la, se entenderem que sua revelação porá em risco interesse legítimo da companhia.

Com base na disposição legal acima mencionada, dentre outras, a Comissão de Valores Mobiliários editou a Instrução CVM nº 358, de 3 janeiro de 2002, que obriga as companhias abertas, em seu artigo 16, a elaborar política de divulgação de ato ou fato relevante, contemplando procedimentos relativos à manutenção de sigilo acerca de informações relevantes não divulgadas.

A Instrução CVM nº 358/02 consolida as regras que tratam da identificação, manuseio e divulgação de informações acerca de atos e fatos ocorridos ou relacionados aos negócios das companhias abertas capazes de interferir nas cotações dos valores mobiliários de sua emissão.

O objetivo de tais regras é assegurar a maior transparência possível por parte das companhias presentes no mercado de capitais brasileiro, pois, é somente em um ambiente de transparência, previsibilidade e onde exista fluxo livre e abundante de informações, que será possível desenvolver um clima de confiança entre investidores e potenciais investidores e, a partir daí, estimular a aplicação de seus recursos em valores mobiliários.

Com o escopo de desenvolver o mercado e preservar a confiança por parte do público investidor, foram editadas regras para tratar do uso de informações sobre atos ou fatos relacionados aos negócios das companhias abertas que possam impactar os preços dos valores mobiliários de sua emissão. A Instrução CVM nº 358/2002 nada mais fez do que consolidar essas regras, antes esparsas em normativos diversos, em um sistema lógico e compreensivo.

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Na elaboração da Instrução CVM nº 358/2002, buscou-se também desenvolver e aprimorar as ferramentas de fiscalização para o efetivo cumprimento das regras existentes, por meio de um acompanhamento contínuo pelo órgão regulador das práticas daqueles que participam do mercado de capitais. É nesse contexto que se insere a presente Política de Divulgação de Atos ou Fatos Relevantes da Companhia de Saneamento Básico do Estado de São Paulo – SABESP, um conjunto de regras que tem como objetivo maior a preservação dos interesses de seus acionistas, investidores e de todo o público investidor.

Esta Política de Divulgação contém, em suas Seções II e III, os objetivos que se propõe a cumprir e os deveres e responsabilidades específicos atribuídos ao Diretor de Relações com Investidores e demais administradores, membros de órgãos sociais ou até empregados. Estão explicitadas as obrigações de cada integrante da empresa no processo de identificação e comunicação, interna e externa, de informações relevantes relacionadas à Companhia.

Nas Seções IV e V, estão apresentadas a possibilidade excepcional de não divulgação de determinada informação e a obrigação incondicional de se manter sigilo sobre qualquer informação relevante até que a mesma seja divulgada ao público.

Na seção VI, discutem-se algumas obrigações especiais de divulgação de informações, e na Seção VII constam regras de adesão à presente Política.

Para que o esforço envolvido na implementação da presente Política de Divulgação produza os resultados positivos esperados para a Companhia, seus acionistas, investidores, empregados e público em geral, a SABESP precisará contar com a colaboração ativa de todos aqueles que vierem a aderir aos seus termos, na observância e no cumprimento de suas disposições.

II – OBJETIVO

1. A presente Política de Divulgação tem como objetivo regular a divulgação e o uso de informações que sejam consideradas Atos ou Fatos Relevantes, contemplando também procedimentos relativos à manutenção de sigilo acerca de Ato ou Fato Relevante não divulgado pela Companhia.

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2. Quaisquer dúvidas acerca das disposições da presente Política de Divulgação, da regulamentação aplicável editada pela CVM e/ou sobre a necessidade de se divulgar ou não determinada informação ao público deverão ser esclarecidas juntamente ao Diretor de Relações com Investidores.

III - DEVERES E RESPONSABILIDADES

3. São responsabilidades do Diretor de Relações com Investidores da Companhia:

(i) submeter à deliberação da Diretoria Colegiada as informações que possam configurar Ato ou Fato Relevante, imediatamente após sua ciência;

(ii) divulgar e comunicar à CVM, SEC e às Bolsas de Valores, qualquer informação relacionada aos negócios da Companhia que seja considerada Ato ou Fato Relevante, observada a decisão da Diretoria Colegiada, nos termos do item 4. seguinte;

(iii) estabelecer o conteúdo da comunicação de Ato ou Fato Relevante à CVM, SEC, Bolsas de Valores e ao público em geral e decidir pela preservação de sigilo em defesa de interesses legítimos da Companhia, na forma da Seção IV desta Política;

(iv) zelar pela ampla e imediata disseminação do Ato ou Fato Relevante simultaneamente nas Bolsas de Valores e em todos os mercados nos quais a Companhia tenha Valores Mobiliários admitidos à negociação, assim como ao público investidor em geral.

4. São responsabilidades da Diretoria Colegiada:

(i) examinar e decidir se as informações que lhe tenham sido encaminhadas pelo Diretor de Relações com Investidores configuram Ato ou Fato Relevante;

(ii) decidir se os Atos ou Fatos Relevantes deverão ser encaminhados à CVM, tornados públicos ou mantidos em sigilo (Seção IV da presente Política de Divulgação).

5. A comunicação de Atos ou Fatos Relevantes à CVM, SEC e às Bolsas de Valores deve ser feita imediatamente por meio de documento escrito, descrevendo detalhadamente os atos e/ou fatos ocorridos, indicando, sempre que possível, os valores envolvidos e outros esclarecimentos.

6. O Ato ou Fato Relevante deve ser divulgado ao público por meio de anúncio publicado nos jornais utilizados pela Companhia, podendo o anúncio conter a descrição

resumida do Ato ou Fato Relevante, desde que indique endereço na Internet onde esteja disponível a descrição completa do Ato ou Fato Relevante, em teor no mínimo idêntico ao texto enviado à CVM, SEC e Bolsas de Valores.

7. Sempre que for veiculado Ato ou Fato Relevante por qualquer meio de comunicação, inclusive informação à imprensa ou em reuniões de entidades de classe, investidores, analistas ou com público selecionado, no País ou no exterior, o Ato ou Fato Relevante será divulgado simultaneamente à CVM, SEC, Bolsas de Valores e ao público investidor em geral.

8. Qualquer Pessoa Vinculada ou Empregado Vinculado que tenha conhecimento de atos ou fatos que possam configurar Ato ou Fato Relevante deverá proceder à comunicação imediata, por escrito, ao Diretor de Relações com Investidores. Recebida essa comunicação, o Diretor de Relações com Investidores procurará informar o remetente, dentro do prazo de 5 (cinco) dias úteis, das providências tomadas.

9. As Pessoas Vinculadas que tiverem conhecimento de Ato ou Fato Relevante, sempre que se certifiquem de omissão na sua divulgação, após decorridos 5 (cinco) dias úteis do recebimento pelo Diretor de Relações com Investidores de comunicação escrita e protocolada enviada por Pessoa Vinculada, deverão comunicar o Ato ou Fato Relevante diretamente à CVM, ressalvada a possibilidade de guardar sigilo sobre determinada informação, confirmada pelo Diretor de Relações com Investidores, na forma da Seção IV seguinte.

10. O Ato ou Fato Relevante deverá, preferencialmente, ser divulgado antes do início ou após o encerramento dos negócios nas Bolsas de Valores. Caso as Bolsas de Valores não estejam operando simultaneamente, a divulgação será feita observando o horário de funcionamento das Bolsas de Valores localizadas no Brasil.

IV - EXCEÇÃO À IMEDIATA DIVULGAÇÃO DE ATO OU FATO RELEVANTE

11. Os atos ou fatos que constituam Ato ou Fato Relevante poderão deixar de ser divulgados se a sua revelação puder colocar em risco interesse legítimo da Companhia, confirmado pelo Diretor de Relações com Investidores, observada a deliberação da Diretoria Colegiada nos termos do item 4. da presente Política de Divulgação.

12. A Diretoria Colegiada da Companhia poderá ainda decidir por submeter à apreciação da CVM questão acerca da divulgação ao público de Ato ou Fato Relevante que possa colocar em risco interesse legítimo da Companhia.

13. Sempre que o Ato ou Fato Relevante ainda não divulgado ao público tornar-se do conhecimento de pessoas diversas das que (i) tiveram originalmente conhecimento; e/ou (ii) decidiram manter sigiloso o Ato ou Fato Relevante, ou, caso se verifique que ocorreu oscilação atípica na cotação, preço ou quantidade negociada dos Valores Mobiliários, o Diretor de Relações com Investidores deverá providenciar para que o Ato ou Fato Relevante seja imediatamente divulgado à CVM, SEC, Bolsas de Valores e público.

V - DEVER DE GUARDAR SIGILO ACERCA DE ATO OU FATO RELEVANTE

14. As Pessoas Vinculadas e Empregados Vinculados devem guardar sigilo acerca de Atos ou Fatos Relevantes que ainda não tenham sido divulgados, aos quais tenham acesso em razão do cargo ou posição que ocupam, até que tais Atos ou Fatos Relevantes sejam divulgados ao público, bem como zelar para que subordinados e terceiros de sua confiança também o façam.

15. Mesmo após a sua divulgação ao público, o Ato ou Fato Relevante deve ser considerado como não tendo sido divulgado até que tenha decorrido tempo razoável para que os participantes do mercado tenham recebido e processado o Ato ou Fato Relevante.

16. As Pessoas Vinculadas e Empregados Vinculados não devem discutir Atos ou Fatos Relevantes em lugares públicos. Da mesma forma, as Pessoas Vinculadas e Empregados Vinculados somente deverão tratar de assuntos relacionados ao

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Ato ou Fato Relevante com aqueles que tenham necessidade de conhecer o Ato ou Fato Relevante.

17. Quaisquer violações desta Política de Divulgação verificadas pelas Pessoas Vinculadas e Empregados Vinculados deverão ser comunicadas imediatamente à Companhia, na pessoa do Diretor de Relações com Investidores.

18. Caso qualquer Pessoa Vinculada ou Empregado Vinculado verifique que um Ato ou Fato Relevante ainda não divulgado ao público tornou-se do conhecimento de pessoas diversas das que (i) tiveram originalmente conhecimento; e/ou (ii) decidiram manter sigiloso o Ato ou Fato Relevante, ou, ainda, que ocorreu oscilação atípica na cotação, preço ou quantidade negociada dos Valores Mobiliários, tais fatos deverão ser imediatamente comunicados ao Diretor de Relações com Investidores.

VI – OBRIGAÇÕES ESPECIAIS DE DIVULGAÇÃO DE INFORMAÇÕES

19. Nos termos do artigo 11 da Instrução CVM nº 358/02, os Diretores, membros do Conselho de Administração, do Conselho Fiscal e de quaisquer órgãos com funções técnicas e consultivas, criados por disposição estatutária, estão obrigados a comunicar à CVM, à Companhia e às Bolsas de Valores, a quantidade, as características e a forma de aquisição dos Valores Mobiliários de que sejam titulares, bem como as alterações em suas posições. A comunicação deve ser feita, por meio do Diretor de Relações com Investidores (i) imediatamente após a investidura no cargo e (ii) no prazo máximo de 10 (dez) dias após o término do mês em que se verificar alteração das posições, indicando o saldo da posição no período.

20. Nos termos do artigo 12 da Instrução CVM nº 358/02, o Acionista Controlador e qualquer pessoa natural ou jurídica, ou grupo de pessoas agindo em conjunto ou representando um mesmo interesse, que atingir ou alienar participação, direta ou indireta, que corresponda a 5% (cinco por cento) ou mais de espécie ou classe de ações representativas do capital social da Companhia, deverá comunicar o fato, imediatamente após ser alcançada ou alienada a participação acima referida, à CVM e às Bolsas de Valores, e divulgar a informação ao público.

21. As comunicações de que trata o item 20 acima não serão de responsabilidade da Companhia e as informações referidas nos itens 19 e 20 deverão compreender os Valores Mobiliários de propriedade das pessoas obrigadas a fazê-las e aqueles dos

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respectivos cônjuges, companheiros e dependentes incluídos em sua declaração anual de imposto de renda, além de sociedades por eles controladas direta ou indiretamente.

VII - ADESÃO

22. Deverão aderir à presente Política de Divulgação, mediante a celebração de Termo de Adesão, todas as Pessoas Vinculadas e os Empregados Vinculados, bem como outros que a Companhia considere necessário ou conveniente, os quais adquirirão, para os fins da presente Política de Divulgação, a qualidade de Empregados Vinculados.

23. A Companhia manterá em sua sede a relação das Pessoas Vinculadas e Empregados Vinculados e suas respectivas qualificações, indicando cargo ou função, endereço e número de inscrição do Cadastro Nacional de Pessoas Físicas e/ou Pessoas Jurídicas, atualizando-a sempre que houver qualquer alteração.

24. Os Termos de Adesão celebrados ficarão arquivados na sede da Companhia pelo período mínimo de 5 (cinco) anos após o término do vínculo existente entre os signatários.

VIII -VIGÊNCIA

25. A presente Política de Divulgação entrará em vigor no dia de sua aprovação pelo Conselho de Administração e permanecerá vigorando por prazo indeterminado, até que haja deliberação em sentido contrário pelo Conselho de Administração.

IX - ALTERAÇÃO

26. Qualquer alteração desta Política de Divulgação deverá ser obrigatoriamente comunicada à CVM, SEC e às Bolsas de Valores.

X - DEFINIÇÕES APLICÁVEIS A ESTA POLÍTICA

27. As definições utilizadas na presente Política de Divulgação terão os seguintes significados:

Acionista Controlador – Significa a pessoa, natural ou jurídica, ou grupo de pessoas vinculadas por acordo de voto, ou sob controle comum, que, titular de direitos de sócio que lhe assegurem, de modo permanente, a maioria dos votos nas deliberações da Assembléia Geral e o poder de eleger a maioria dos administradores da

Companhia, usa efetivamente seu poder para dirigir as atividades sociais e orientar o funcionamento dos órgãos da Companhia.

Ato ou Fato Relevante – Significa qualquer decisão do Acionista Controlador, deliberação de Assembléia Geral ou dos órgãos de administração da Companhia ou qualquer outro ato ou fato de caráter político-administrativo, técnico, negocial ou econômico-financeiro ocorrido ou relacionado aos negócios da Companhia, que possa influir de modo ponderável (i) na cotação dos Valores Mobiliários; (ii) na decisão dos investidores de comprar, vender ou manter os Valores Mobiliários; ou (iii) na determinação de os investidores exercerem quaisquer direitos inerentes à condição de titulares de Valores Mobiliários. A seguir consta relação exemplificativa de situações que podem configurar Ato ou Fato Relevante:

i - assinatura de acordo ou contrato de transferência do controle acionário da Companhia, ainda que sob condição suspensiva ou resolutiva;
ii - mudança no controle da Companhia, inclusive através de celebração, alteração ou rescisão de acordo de acionistas;
iii - celebração, alteração ou rescisão de acordo de acionistas em que a Companhia seja parte ou interveniente, ou que tenha sido averbado no livro próprio da Companhia;
iv - ingresso ou saída de sócio que mantenha, com a Companhia, contrato ou colaboração operacional, financeira, tecnológica ou administrativa;
v - autorização para negociação dos Valores Mobiliários em qualquer mercado, nacional ou estrangeiro;
vi - decisão de promover o cancelamento de registro de companhia aberta da Companhia;
vii - incorporação, fusão ou cisão envolvendo a Companhia ou empresas ligadas;
viii - transformação ou dissolução da Companhia;
ix - mudança na composição do patrimônio da Companhia;
x - mudança de critérios contábeis;
xi - renegociação de dívidas;
xii - aprovação de plano de outorga de opção de compra de ações;
xiii - alteração nos direitos e vantagens dos Valores Mobiliários;
xiv - desdobramento ou grupamento de ações ou atribuição de bonificação;
xv - aquisição de ações da Companhia para permanência em tesouraria ou cancelamento, e alienação de ações assim adquiridas;
xvi - lucro ou prejuízo da Companhia e a atribuição de proventos em dinheiro;
xvii - celebração ou extinção de contrato, ou o insucesso na sua realização, quando a expectativa de concretização for de conhecimento público;
xviii - aprovação, alteração ou desistência de projeto ou atraso em sua implantação;
xix - início, retomada ou paralisação da fabricação ou comercialização de produto ou da prestação de serviço;
xx - descoberta, mudança ou desenvolvimento de tecnologia ou de recursos da Companhia;
xxi - modificação de projeções divulgadas pela Companhia;

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xxii - impetração de concordata, requerimento ou confissão de falência ou propositura de ação judicial que possa vir a afetar a situação econômico-financeira da Companhia.

Bolsas de Valores – Significa a Bolsa de Valores de São Paulo – Bovespa e quaisquer outras bolsas de valores ou mercados organizados de negociação em que a Companhia tenha Valores Mobiliários admitidos à negociação, incluindo a Bolsa de Valores de Nova Iorque.

Companhia – Significa a Companhia de Saneamento Básico do Estado de São Paulo - SABESP.

CVM – Significa a Comissão de Valores Mobiliários.

Diretor de Relações com Investidores – Significa o Diretor da Companhia eleito para exercer as atribuições previstas na regulamentação da CVM e designado para acompanhar e fiscalizar o cumprimento da Política de Divulgação.

Diretoria Colegiada – Significa a reunião semanal realizada com todos os Diretores da Companhia sob o comando do Presidente da Companhia, observadas as disposições estatutárias aplicáveis às reuniões de Diretoria. Para os fins de cumprimento da presente Política de Divulgação, o Diretor de Relações com Investidores poderá convocar reunião da Diretoria Colegiada sempre que julgar necessário.

Empregados Vinculados – Significa os superintendentes, assessores de Diretoria, "controllers", gerentes da Diretoria Financeira (FC/FF/FT/FR/FI) e demais empregados da Companhia que, conforme designados pelos Diretores e membros do Conselho de Administração da Companhia, tenham acesso freqüente a informações que possam configurar Ato ou Fato Relevante, que tenham aderido expressamente à Política de Divulgação e estejam obrigados à observância das regras nela descritas.

Pessoas Vinculadas – Significa a Companhia, o Acionista Controlador, Diretores, membros do Conselho de Administração e do Conselho Fiscal e de quaisquer outros órgãos com funções técnicas ou consultivas, criados por disposição estatutária, que tenham aderido expressamente à Política de Divulgação e estejam obrigados à observância das regras nela descritas.

Política de Divulgação – Significa a Política de Divulgação de Atos ou Fatos Relevantes e Preservação de Sigilo.

Termo de Adesão – Significa o instrumento por meio do qual as Pessoas Vinculadas manifestarão sua ciência e adesão aos termos desta Política de Divulgação, na forma do modelo anexo à presente Política de Divulgação.

SEC – Significa a *Securities and Exchange Commission* (Comissão de Valores Mobiliários norte-americana).

Valores Mobiliários – Significa as ações, debêntures, bônus de subscrição, recibos e direitos de subscrição, notas promissórias de emissão da Companhia e derivativos referenciados a quaisquer desses Valores Mobiliários.

COMPANHIA DE SANEAMENTO BÁSICO
DO ESTADO DE SÃO PAULO - SABESP

POLÍTICA DE DIVULGAÇÃO DE ATOS OU FATOS RELEVANTES E PRESERVAÇÃO DE SIGILO

TERMO DE ADESÃO

Eu, [*nome e qualificação*], [*função ou cargo*], declaro que tomei conhecimento dos termos e condições da Política de Divulgação de Atos ou Fatos Relevantes da Companhia de Saneamento Básico do Estado de São Paulo – SABESP, originária da observância da Instrução CVM nº 358/2002 e aprovada por seu Conselho de Administração em ____ . Por meio deste, formalizo a minha adesão à mencionada Política, comprometendo-me a cumprir todos os seus termos e condições.

Declaro, ainda, ter conhecimento de que transgressão às disposições da Política de Divulgação de Atos ou Fatos Relevantes configura infração grave, para os fins previstos no § 3º do art. 11, da Lei nº 6.385/76.

[*cidade*], [*data*]

____

[*nome*]

19

COMPANHIA DE SANEAMENTO BÁSICO
DO ESTADO DE SÃO PAULO - SABESP

DISCLOSURE OF RELEVANT ACTS OR FACTS
AND CONFIDENTIALITY POLICY

I – INTRODUCTION

In accordance with paragraphs 4 and 5, of article 157 of Law nº 6.404/76, officers and directors of public companies:

(i) are required to immediately communicate to the stock exchange and to disclose through the press any resolution of the general shareholders meeting or of the company's management bodies, or a relevant fact occurred in its businesses, which may have a considerable influence over market investors' decisions to sell or purchase securities issued by the company; and

(ii) may refuse to provide information relating to relevant acts or facts or fail to disclose it, if they consider that such disclosure will jeopardize a company's lawful interest.

Based on the above mentioned legal provision, among others, the Brazilian Securities and Exchange Commission has enacted Instruction CVM nº 358, of January 03, 2002, in which it allows public companies, in its article 15, to adopt a policy for trading of its own issued securities.

Instruction CVM nº 358/02 consolidates the rules dealing with identification, handling and disclosure of information about acts and facts having occurred or being related to the business of public companies which may be able to interfere with prices of their own issued securities.

The purpose of such rules is to ensure as much transparent action as possible by the companies dealing in the Brazilian capital market, since only within a transparent and foreseeable environment, where a free and abundant flow of information is available, is that it will be possible to develop a dependable relationship between investors and potential investors and, as from there, stimulate their investments in securities.

With the purpose of developing the market and preserving trust by the investing public, some rules have been enacted to govern the use of information regarding acts or facts relating to the business of public companies which may have an impact over the prices of their issued securities. Instruction CVM nº 358/2002 did nothing else but to consolidate such rules, previously scattered among different regulations, into a logic and comprehensive system.

Instruction CVM nº 358/2002 was also conceived for the purpose of developing and improving inspection tools designed to ensure the effective compliance with the existing rules, through the regulatory agency's continuous follow-up of the practices adopted by the parties operating in the capital markets. It is within this context that the present Disclosure of Relevant Acts or Facts Policy of Companhia de Saneamento Básico do Estado de São Paulo – SABESP is inserted, being a set of rules having for major goal to preserve the interests of its shareholders, investors and all the investing public.

This Disclosure Policy, in its Sections II and III, provides for the purposes to which it is intended and certain adhesion rules. Section IV lists the restrictions to trading of Company's issued securities, applicable to those parties who, by reason of the position occupied in the company, the services rendered or any other reason whatsoever, have access to relevant information which might allow them to obtain undue advantages upon trading such securities.

Sections IV and V provide for exceptional cases of non-disclosure of a certain information and the unconditional obligation to keep secrecy about any relevant information until the same is publicly disclosed.

Section VI provides for special obligations of information disclosure, and Section VII sets forth rules for adhesion to this Policy.

In order to allow the efforts involved in the enforcement of this Trading Policy to produce the expected positive results to the Company, its shareholders, investors, employees and the general public, SABESP will need to count on the active collaboration by all those who may adhere to its terms, upon fulfilling and complying with its provisions.

II – PURPOSE

1. The purpose of this Disclosure Policy is to govern the disclosure and use of information deemed to be Relevant Acts or Facts, and also contemplates procedures relating to keeping secrecy about Relevant Acts or Facts not disclosed by the Company.

2. Any questions concerning the provisions hereof, the applicable regulations enacted by the CVM (Brazilian SEC) and/or whether a certain trading might be or not carried out should be clarified with the s Relation Officer.

III - DUTIES AND RESPONSIBILITIES

3. The responsibilities of the Company's Investor Relation Officer are:

(i) to submit for resolution by the Full Board of Executive Officers information likely to typify Relevant Acts or Facts, immediately upon becoming aware of them;

(ii) to disclose and communicate to the CVM (Brazilian Securities and Exchange Commission), SEC and to the Stock Exchanges any information relating to the Company's business which may be deemed as a Relevant Act or Fact, with due regard to the decision made by the Full Board of Executive Officers, in accordance with item 4. below;

(iii) to provide for the contents of the communication of a Relevant Act or Fact to the CVM, SEC, Stock Exchanges and the general public and determine secrecy to be kept in defense of the Company's lawful interest, as set forth in Section IV hereof;

(iv) to zeal for the full and immediate disclosure of the Relevant Act or Fact simultaneously in the Stock Exchanges and in all markets where the Company has listed Securities, as well as the investing public in general.

4. The Full Board of Executive Officers' responsibilities are:

(i) to review and decide whether any information forwarded to it by the Investor Relation Officer typifies a Relevant Act or Fact;

(ii) to decide whether the Relevant Acts or Facts should be forwarded to the CVM, made known to the public or kept confidential (Section IV of this Disclosure Policy).

5. The communication of Relevant Acts or Facts to the CVM, SEC and Stock Exchanges should be immediately made by a written document, describing in detail the acts and/or facts having occurred, showing, whenever possible, the amounts involved therein and other explanations.

6. The Relevant Act or Fact must be disclosed to the public through an advertisement published in the newspapers used by the Company, and such advertisement may contain a summary description of the Relevant Act or Fact, provided that it shows the Internet address from which the full description of such Relevant Act or Fact is available, with at least the same contents of the message sent to the CVM, SEC and Stock Exchanges.

7. Whenever a Relevant Act or Fact is vehiculated by a communication, including a press release or at meetings with class entities, investors, analysts or a selected public, either in Brazil or abroad, the Relevant Act or Fact shall be simultaneously disclosed to the CVM, SEC, Stock Exchanges and the investing public in general.

8. Any Restricted Person or Restricted Employee who may become aware of acts or facts likely to typify a Relevant Act or Fact should immediately communicate them to the Investor Relation Officer. Upon receipt of such communication, the Investor Relation Officer shall inform the sender, within five (5) business days, of the actions having been taken.

9. Restricted Persons having become aware of a Relevant Act or Fact, whenever they become sure of failure upon their disclosure, within five (5) business days after the receipt by the Investor Relation Officer of a written notice with registered receipt sent by a Restricted Person, shall communicate the Relevant Act or Fact directly to the CVM, provided that such person may keep a certain information confidential, as confirmed by the Investor Relation Officer, as provided for in Section IV below.

10. The Relevant Act or Fact should preferably be disclosed before the beginning or after the closing of the trading session of the Stock Exchanges. In case the Stock Exchanges are not in simultaneous operation, the disclosure shall be made with due regard to the trading hours of the Stock Exchanges located in Brazil.

IV - IMMEDIATE EXCEPTION TO DISCLOSURE OF A RELEVANT ACT OR FACT

11. The disclosure of acts or facts deemed to be a Relevant Act or Fact may be waived if their disclosure might jeopardize a Company's lawful interest, as confirmed by the Investor Relation Officer, with due regard to the resolution of the Full Board of Executive Officers under the terms of item 4. of this Disclosure Policy.

12. The Full Board of Executive Officers of the Company may further decide to submit matter concerning public disclosure of a Relevant Act or Fact which may jeopardize a Company's lawful interest to appraisal by the CVM .

13. Whenever a Relevant Act or Fact not yet disclosed to the public may become known to other than the persons who (i) originally knew it; and/or (ii) decided to keep the Relevant Act or Fact confidential, or, in case it may be determined that an atypical

oscillation in the price or traded amount of the Securities has occurred, the Investor Relation Officer shall take the required steps to cause the Relevant Act or Fact to be immediately disclosed to the CVM, SEC, Stock Exchanges and the public.

V - SECRECY DUTY RELATING TO RELEVANT ACT OR FACT

14. Restricted Persons and Restricted Employees shall keep secrecy about Relevant Acts or Facts not yet disclosed, to which they may have access by reason of the office or position they occupy, until such Relevant Acts or Facts are publicly disclosed, as well as to cause their employees and trustworthy third parties also to do it.

15. Even after its public disclosure, a Relevant Act or Fact must be deemed as not having been disclosed until a reasonable time has elapsed for the market participants to have received and processed the Relevant Act or Fact.

16. Restricted Persons and Restricted Employees should not discuss Relevant Acts or Facts in public place. In the same manner, Restricted Persons and Restricted Employees shall not deal with matters relating to a Relevant Act or Fact unless with those having a need to know such Relevant Act or Fact.

17. Any violations to this Disclosure Policy by Restricted Persons or Restricted Employees should be immediately communicated to the Company, through the Investor Relation Officer.

18. In case any Restricted Person or Restricted Employee shall find out that a Relevant Act or Fact not yet disclosed to the public has become known to other than the persons who (i) originally knew it; and/or (ii) decided to keep the Relevant Act or Fact confidential, or, in case it may be determined that an atypical oscillation in the price or traded amount of the Securities has occurred, such facts shall be immediately communicated to the Investor Relation Officer.

VI – SPECIAL OBLIGATIONS OF INFORMATION DISCLOSURE

19. Under the terms of article 11 of Instruction CVM n° 358/02, the Executive Officers, members of the Board of Directors, the Statutory Audit Committee or of any bodies having technical and advisory duties, created in accordance with the company's bylaws, are required to communicate to the CVM, the Company and the Stock Exchanges, the amount, details and form of acquisition of Securities held by them, as well as changes in their positions. Such communication should be made by the Investor Relation Officer (i) immediately after their installation in office, and (ii) within not

more than ten (10) days after the end of the month when a change in the positions occurred, showing the position balance in the period.

20. Under the terms of article 12 of Instruction CVM nº 358/02, the Controlling Shareholder and any individual or legal entity, group of persons acting jointly or representing one sole interest, reaching or disposing of an interest, either directly or indirectly, corresponding to five per cent (5%) or more of a kind or class of shares representing the Company's capital stock, should communicate this fact immediately after the above referred interest percentile has been reached or disposed of, to the CVM and the Stock Exchanges, and disclose such information to the public.

21. The communications referred to in items 19 and 20 above shall not be the Company's responsibility and shall include the Securities owned by persons required to make such communications and those owned by their respective spouses, companions and dependents included in their respective annual income tax returns, in addition to companies directly or indirectly controlled by them.

VII - ADHESION

22. All Restricted Persons and Restricted Employees, as well as others as the Company may deem to be necessary or convenient, whose employees shall thus become Restricted Employees for the purposes of this Disclosure Policy, should adhere to this Disclosure Policy through an Instrument of Adhesion.

23. The Company shall keep in its head-office a list of Restricted Persons and Restricted Employees and their respective qualifications, showing title or position, address, number of registration with the Individual Taxpayers Registry and/or Corporate Taxpayers Registry, updating such list whenever a change is made.

24. The Instruments of Adhesion executed as above mentioned will be filed with the Company's head-office for at least five (5) years counted from termination of the restriction as regards the existing signatories.

VIII –EFFECTIVE TERM

25. This Disclosure Policy shall become effective on the date of its approval by the Board of Directors and shall remain in effect for an indefinite term, unless as otherwise resolved by the Board of Directors.

IX – AMENDMENT

26. Any amendment to this Disclosure Policy shall be mandatorily communicated to the CVM, the SEC and the Stock Exchanges.

X - DEFINITIONS APPLICABLE TO THIS POLICY

27. The definitions used in this Disclosure Policy shall have the following meanings:

Controlling Shareholder – means the individual or legal entity, or group of persons restricted under a voting agreement, or being under common control, which, being holder of partner's rights permanently entitling such party to majority of votes upon resolutions by the General Shareholders Meeting and to power to elect the majority of the Company's Officers, effectively uses his/its powers to manage the business activities and set the guidelines for the operation of the Company's bodies.

Relevant Act or Fact – means any decision by the Controlling Shareholder, resolution by the General Shareholders Meeting or the Company's management bodies or any other act or fact of a political-administrative, technical, business or economic-financial nature occurred or related to the Company's business, which might have a considerable influence over (i) Securities prices; (ii) investors' decision to purchase, sell or hold Securities; or (iii) investors' decision whether to exercise any rights inherent to their status as Securities holders. Below is a list of examples of situations which might typify a Relevant Act or Fact:

i – execution of a Company's share transfer agreement or contract, even though under a suspensive or resolutory condition;
ii – change in the Company's stock control, including through execution, amendment or termination of a shareholders' agreement;
iii – execution, amendment or termination of a shareholders' agreement to which the Company is a party or intervening party, or which has been registered with the Company's proper books;
iv – admission or withdrawal of a partner having entered into an operating, financial, technological or administrative collaboration agreement with the Company;
v – authorization for trading of Securities in any domestic or foreign market;
vi – decision to cancel the company's registration as a public company;
vii – incorporation, merger or spin-off involving the Company or its affiliates;
viii – Company's transformation or dissolution;
ix – change in the Company's equity composition;
x – change in accounting criteria;
xi – debt renegotiation;
xii – approval of stock purchase option plan;
xiii – change to Securities' rights and advantages;

xiv – stock split-up, grouping or bonus;
xv – purchase of shares by the Company to become treasury stock or to be retired, and disposal of shares thus purchased;
xvi – Company's profit or loss and distribution of profits in cash;
xvii – contract execution or termination, or failure to execute or terminate an agreement when the expectancy of its closing is known to the public.
xviii – approval, change or waiver of project or delay upon its implementation;
xix – beginning, retaking or stoppage in the manufacturing or marketing of a product or provision of a service;
xx – discovery, change or development of Company's technology or funds;
xxi – change of projections disclosed by the Company;
xxii – filing of a debt rehabilitation ("*concordata*") proceeding, petition in or acknowledgment of bankruptcy or filing of a judicial action which may affect the economic-financial condition of the Company.

Stock Exchanges – means São Paulo Stock Exchange – Bovespa and any other stock exchanges or organized over-the-counter markets in which the Company has listed Securities, including the New York Stock Exchange.

Company – means Companhia de Saneamento Básico do Estado de São Paulo - SABESP.

CVM – means the Brazilian Securities and Exchange Commission.

Investor Relation Officer – means the Company's Officer elected for exercising those duties as provided for in the CVM's regulations and designated to follow-up and inspect the compliance with the Trading Policy.

Full Board of Executive Officers – means the weekly meeting held with all the Company's Officers presided over by the Chief Executive Officer of the Company, with due regard to the provisions set forth in the company's bylaws applicable to meetings of the Board of Executive Officers. For the purposes of compliance with this Disclosure Policy, the Investor Relation Officer shall be entitled to call meetings of the Full Board of Executive Officers whenever deemed to be necessary by him.

Restricted Employees – means the superintendents, assistants to the Board of Executive Officers, "controllers", Financial Managers (FC/FF/FT/FR/FI) and other employees of the Company who, as designated by the Company's Executive Officers and Directors, have frequent access to information that may be deemed as a Relevant Act or Fact, who have expressly adhered to the Disclosure Policy and are under an obligation to comply with the rules therein set forth.

Restricted Persons – means the Company, the Controlling Shareholder, Executive Officers, members of the Board of Directors and Statutory Audit Committee and of any other bodies having technical or advisory duties as provided for in the company's bylaws, who have expressly adhered to the Disclosure Policy and are under an obligation to comply with the rules therein set forth.

Disclosure Policy – means the Disclosure of Relevant Acts and Facts and Confidentiality Policy

Instrument of Adhesion – means the instrument under which the Restricted Persons will show their cognizance and adhesion to the terms of this Disclosure Policy, in the form attached to this Disclosure Policy.

SEC – means the *Securities and Exchange Commission* (North-American Securities and Exchange Commission).

Securities – means the stock, debentures, warrants, subscription receipts and rights, promissory notes issued by the Company and derivatives referenced to any of such Securities.

COMPANHIA DE SANEAMENTO BÁSICO
DO ESTADO DE SÃO PAULO - SABESP

DISCLOSURE OF RELEVANT ACTS OR FACTS AND CONFIDENTIALITY POLICY

INSTRUMENT OF ADHESION

I, [*name and personal identification*], [*title or position*], declare that I have become aware of the terms and conditions of the Disclosure of Relevant Acts or Facts Policy of Companhia de Saneamento Básico do Estado de São Paulo – SABESP, set forth in compliance with Instruction CVM n° 358/2002 and approved by its Board of Directors on ____. I hereby express my adhesion to the mentioned Policy, being undertaken to abide by all its terms and conditions.

I further declare to be aware that any violation to the provisions of this Disclosure of Relevant Acts or Facts Policy typifies a serious infraction, for the purposes of § 3 of art. 11, of Law n° 6.385/76.

[*city*], [*date*]

____

[*name*]

Exhibit 3

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

POLÍTICA DE NEGOCIAÇÃO COM VALORES MOBILIÁRIOS DE EMISSÃO PRÓPRIA

I – INTRODUÇÃO

De acordo com os parágrafos 1° e 4° do artigo 155 da Lei n° 6.404/76:

(i) cumpre ao administrador de companhia aberta guardar sigilo sobre qualquer informação relevante que ainda não tenha sido divulgada, obtida em razão de cargo e capaz de influir de modo ponderável na cotação de valores mobiliários, sendo vedado valer-se da informação para obter, para si ou para outrem, vantagem no mercado de valores mobiliários;

(ii) é vedada a utilização de informação relevante ainda não divulgada ao mercado, por qualquer pessoa que a ela tenha tido acesso, com a finalidade de auferir vantagem, para si ou para outrem, no mercado de valores mobiliários.

Com base na disposição legal acima mencionada, dentre outras, a Comissão de Valores Mobiliários editou a Instrução CVM n° 358, de 3 janeiro de 2002, facultando às companhias abertas, em seu artigo 15, a adoção de política de negociação com valores mobiliários de emissão própria.

A Instrução CVM n° 358/02 consolida as regras que tratam da identificação, manuseio e divulgação de informações acerca de atos e fatos ocorridos ou relacionados aos negócios das companhias abertas capazes de interferir nas cotações dos valores mobiliários de sua emissão.

Ademais, a referida Instrução impõe restrições para negociação com valores mobiliários de emissão de companhias abertas nos casos em que o titular de tais valores mobiliários detenha informações relacionadas aos negócios da companhia que, por não terem sido divulgadas, lhe confiram posição privilegiada na negociação.

O objetivo de tais regras é assegurar a maior transparência possível por parte das companhias presentes no mercado de capitais brasileiro, pois, é somente em um ambiente de transparência, previsibilidade e onde exista fluxo livre e abundante de informações, que será possível desenvolver um clima de confiança entre investidores e potenciais investidores e, a partir daí, estimular a aplicação de seus recursos em valores mobiliários.

Com o escopo de desenvolver o mercado e preservar a confiança por parte do público investidor, foram editadas regras para tratar do uso de informações sobre atos ou fatos relacionados aos negócios das companhias abertas que possam impactar os preços dos valores mobiliários de sua emissão. A Instrução CVM nº 358/2002 nada mais fez do que consolidar essas regras, antes esparsas em normativos diversos, em um sistema lógico e compreensivo.

Na elaboração da Instrução CVM nº 358/2002, buscou-se também desenvolver e aprimorar as ferramentas de fiscalização para o efetivo cumprimento das regras existentes, por meio de um acompanhamento contínuo pelo órgão regulador das práticas daqueles que participam do mercado de capitais. É nesse contexto que se insere a presente Política de Negociação de Valores Mobiliários de Emissão Própria da Companhia de Saneamento Básico do Estado de São Paulo – SABESP, um conjunto de regras que tem como objetivo maior a preservação dos interesses de seus acionistas, investidores e de todo o público investidor.

Esta Política de Negociação contém, em suas Seções II e III, os objetivos aos quais se propõe e determinadas regras de adesão. Na seguinte Seção IV, estão relacionadas as vedações para negociação com valores mobiliários de emissão da Companhia, imputadas àqueles que, em razão da posição que ocupam na empresa, de serviço prestado ou por qualquer outro motivo, tenham acesso a informações relevantes que poderiam lhes permitir a obtenção de vantagens indevidas em uma negociação com esses valores mobiliários.

A Seção V estabelece, de forma objetiva, períodos sensíveis em que não deverá haver negociação com valores mobiliários de emissão da Companhia, independentemente da quantidade ou qualidade das informações a que se tenha tido acesso.

Finalmente, na Seção VI, estão algumas regras gerais e exceções aplicáveis às disposições tratadas ao longo desta Política de Negociação.

Para que o esforço envolvido na implementação da presente Política de Negociação produza os resultados positivos esperados para a Companhia, seus acionistas, investidores, empregados e público em geral, a SABESP precisará contar com a colaboração ativa de todos aqueles que vierem a aderir aos seus termos, na observância e no cumprimento de suas disposições.

II - OBJETIVO

1. O objetivo da presente Política de Negociação é estabelecer as regras que deverão ser observadas pelas Pessoas Vinculadas relativas à negociação de Valores Mobiliários. As regras desta Política de Negociação definem períodos nos quais as

Pessoas Vinculadas deverão abster-se de negociar com Valores Mobiliários, de modo a evitar o questionamento com relação ao uso indevido de Atos ou Fatos Relevantes não divulgados ao público. A Política de Negociação da Companhia foi elaborada nos termos da Instrução da CVM n.° 358/2002.

2. Quaisquer dúvidas acerca das disposições da presente Política de Negociação, da regulamentação aplicável editada pela CVM e/ou sobre a possibilidade de se realizar ou não determinada negociação deverão ser esclarecidas juntamente ao Diretor de Relações com Investidores.

III – ADESÃO

3. Deverão aderir à presente Política de Negociação por meio de Termo de Adesão, as Pessoas Vinculadas, e, a critério da Companhia, outros que a Companhia considere necessário ou conveniente, os quais adquirirão a qualidade de Pessoas Vinculadas.

4. Os Termos de Adesão celebrados ficarão arquivados na sede da Companhia pelo período mínimo de 5 (cinco) anos após o término do vínculo existente com os signatários.

IV - VEDAÇÕES À NEGOCIAÇÃO

5. Anteriormente à divulgação ao público de Ato ou Fato Relevante, nos termos da Política de Divulgação aprovada pela Companhia, é vedada a negociação, prestação de aconselhamento ou assistência de investimento em Valores Mobiliários por parte das Pessoas Vinculadas que tenham conhecimento de tal Ato ou Fato Relevante e/ou da data de sua divulgação.

6. È vedada a negociação, prestação de aconselhamento ou assistência de investimento em Valores Mobiliários por parte das Pessoas Vinculadas, sempre que existir a intenção de promover incorporação, cisão total ou parcial, fusão, transformação ou reorganização societária da Companhia.

7. As Pessoas Vinculadas que se afastarem de cargos na administração da Companhia anteriormente à divulgação de Ato ou Fato Relevante originado durante seu período de gestão não poderão negociar com Valores Mobiliários até (i) o encerramento do prazo de seis meses contado da data de seu afastamento ou (ii) a divulgação ao público do Ato ou Fato Relevante.

8. Estão abrangidas nas vedações desta Política de Negociação as negociações realizadas direta e indiretamente por Pessoas Vinculadas, excluídas aquelas realizadas por fundos de investimento dos quais as Pessoas Vinculadas sejam quotistas, desde que não sejam fundos de investimento exclusivos ou fundos de investimento cujas decisões de negociação do administrador ou gestor da carteira sejam diretamente influenciadas pelas Pessoas Vinculadas.

9. As Pessoas Vinculadas deverão assegurar que aqueles com quem mantenham relação comercial, profissional ou de confiança, não negociem Valores Mobiliários e/ou façam qualquer outro uso de informações sobre Atos ou Fatos Relevantes quando tiverem acesso a Atos ou Fatos Relevantes não divulgados. Para tanto, as Pessoas Vinculadas envidarão seus melhores esforços para que todos que acessem Atos ou Fatos Relevantes firmem adesão a esta Política de Negociação.

10. As vedações para negociação com Valores Mobiliários indicadas nos itens 6 a 9 anteriores devem ser observadas pelas Pessoas Vinculadas até a divulgação do Ato ou Fato Relevante ao público. No entanto, tais vedações serão mantidas, mesmo após a divulgação do Ato ou Fato Relevante, na hipótese em que eventuais negociações com Valores Mobiliários pelas Pessoas Vinculadas possam interferir, em prejuízo da Companhia ou de seus acionistas, com o ato ou fato associado ao Ato ou Fato Relevante.

11. Sempre que estiver em curso processo de aquisição ou venda de ações de emissão da Companhia, ou se houver sido outorgada opção ou mandato para os mesmos fins, será vedada a negociação com Valores Mobiliários pelo Acionista Controlador, Diretores e membros do Conselho de Administração da Companhia.

V - PERÍODOS DE NÃO NEGOCIAÇÃO

12. As Pessoas Vinculadas deverão abster-se de realizar quaisquer negociações com Valores Mobiliários no período de 15 (quinze) dias que anteceder a divulgação das informações trimestrais (ITR) e anuais (DFP e IAN) exigidas pela CVM.

13. As Pessoas Vinculadas também não deverão realizar quaisquer negociações com Valores Mobiliários antes de decorridos 180 (cento e oitenta) dias contados a partir da data de aquisição dos Valores Mobiliários em Bolsa de Valores.

VI - DISPOSIÇÕES GERAIS

14. No ato da assinatura da adesão à presente Política de Negociação, as Pessoas Vinculadas deverão informar à Companhia, na pessoa do Diretor de Relações com Investidores, suas intenções de negociação e investimento com as ações de emissão da Companhia, ficando obrigadas a comunicar imediatamente qualquer mudança nos planos que tenham sido informados.

15. A Companhia poderá estabelecer períodos de não negociação com Valores Mobiliários adicionais aos previstos nesta Política de Negociação, aplicáveis às Pessoas Vinculadas, devendo notificar imediatamente as Pessoas Vinculadas.

16. A negociação com Valores Mobiliários por Pessoas Vinculadas durante os períodos de não negociação, conforme previstos na presente Política de Negociação, poderá ser excepcionalmente autorizada pela Diretoria da Companhia, mediante solicitação apresentada por escrito contendo a justificativa da necessidade da negociação.

17. Quaisquer violações desta Política de Negociação verificadas pelas Pessoas Vinculadas deverão ser comunicadas imediatamente ao Diretor de Relações com Investidores.

VII – ALTERAÇÃO

18. Qualquer alteração desta Política de Negociação deverá ser obrigatoriamente comunicada à CVM, à SEC e às Bolsas de Valores.

VIII - VIGÊNCIA

19. A presente Política de Negociação entrará em vigor no dia de sua aprovação pelo Conselho de Administração e permanecerá vigorando por prazo indeterminado, até que haja deliberação em sentido contrário pelo Conselho de Administração.

IX – DEFINIÇÕES APLICÁVEIS À PRESENTE POLÍTICA

20. As definições utilizadas na presente Política de Negociação terão os seguintes significados:

Acionista Controlador – Significa a pessoa, natural ou jurídica, ou grupo de pessoas vinculadas por acordo de voto, ou sob controle comum, que, titular de direitos de sócio que lhe assegurem, de modo permanente, a maioria dos votos nas deliberações da Assembléia Geral e o poder de eleger a maioria dos administradores da Companhia, usa efetivamente seu poder para dirigir as atividades sociais e orientar o funcionamento dos órgãos da Companhia.

Ato ou Fato Relevante – Significa qualquer decisão do Acionista Controlador, deliberação de Assembléia Geral ou dos órgãos de administração da Companhia ou qualquer outro ato ou fato de caráter político-administrativo, técnico, negocial ou econômico-financeiro ocorrido ou relacionado aos negócios da Companhia, que possa influir de modo ponderável (i) na cotação dos Valores Mobiliários; (ii) na decisão dos investidores de comprar, vender ou manter os Valores Mobiliários; ou (iii) na determinação de os investidores exercerem quaisquer direitos inerentes à condição de titulares de Valores Mobiliários. Consta a seguir relação exemplificativa de situações que podem configurar Ato ou Fato Relevante:

i - assinatura de acordo ou contrato de transferência do controle acionário da Companhia, ainda que sob condição suspensiva ou resolutiva;
ii - mudança no controle da Companhia, inclusive através de celebração, alteração ou rescisão de acordo de acionistas;
iii - celebração, alteração ou rescisão de acordo de acionistas em que a Companhia seja parte ou interveniente, ou que tenha sido averbado no livro próprio da Companhia;
iv - ingresso ou saída de sócio que mantenha, com a Companhia, contrato ou colaboração operacional, financeira, tecnológica ou administrativa;
v - autorização para negociação dos Valores Mobiliários em qualquer mercado, nacional ou estrangeiro;
vi - decisão de promover o cancelamento de registro de companhia aberta da Companhia;

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vii - incorporação, fusão ou cisão envolvendo a Companhia ou empresas ligadas;
viii - transformação ou dissolução da Companhia;
ix - mudança na composição do patrimônio da Companhia;
x - mudança de critérios contábeis;
xi - renegociação de dívidas;
xii - aprovação de plano de outorga de opção de compra de ações;
xiii - alteração nos direitos e vantagens dos Valores Mobiliários;
xiv - desdobramento ou grupamento de ações ou atribuição de bonificação;
xv - aquisição de ações da Companhia para permanência em tesouraria ou cancelamento, e alienação de ações assim adquiridas;
xvi - lucro ou prejuízo da Companhia e a atribuição de proventos em dinheiro;
xvii - celebração ou extinção de contrato, ou o insucesso na sua realização, quando a expectativa de concretização for de conhecimento público;
xviii - aprovação, alteração ou desistência de projeto ou atraso em sua implantação;
xix - início, retomada ou paralisação da fabricação ou comercialização de produto ou da prestação de serviço;
xx - descoberta, mudança ou desenvolvimento de tecnologia ou de recursos da Companhia;
xxi - modificação de projeções divulgadas pela Companhia;
xxii - impetração de concordata, requerimento ou confissão de falência ou propositura de ação judicial que possa vir a afetar a situação econômico-financeira da Companhia.

Bolsas de Valores – Significa a Bolsa de Valores de São Paulo – Bovespa e quaisquer outras bolsas de valores ou mercados organizados de negociação em que a Companhia tenha Valores Mobiliários admitidos à negociação.

Companhia – Significa a Companhia de Saneamento Básico do Estado de São Paulo – SABESP.

CVM – Significa a Comissão de Valores Mobiliários.

Diretor de Relações com Investidores – Significa o Diretor da Companhia eleito para exercer as atribuições previstas na regulamentação da CVM e designado para acompanhar e fiscalizar o cumprimento da Política de Negociação.

Pessoas Vinculadas – Significa a Companhia, o Acionista Controlador, Diretores, membros do Conselho de Administração, do Conselho Fiscal e de quaisquer outros órgãos com funções técnicas ou consultivas criados por disposição estatutária, além de empregados com acesso freqüente a informações que possam configurar Ato ou Fato Relevante, conforme designados pelos Diretores e membros do Conselho de Administração da Companhia, que tenham aderido expressamente à Política de Negociação e estejam obrigados à observância das regras nela descritas.

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Política de Negociação – Significa a Política de Negociação com Valores Mobiliários de Emissão Própria.

Termo de Adesão – Significa o instrumento por meio do qual as Pessoas Vinculadas manifestarão sua ciência e adesão aos termos desta Política de Negociação, na forma do modelo anexo à presente Política de Negociação.

Valores Mobiliários – Significa as ações, debêntures, bônus de subscrição, recibos e direitos de subscrição, notas promissórias de emissão da Companhia e derivativos referenciados a quaisquer desses Valores Mobiliários.

**COMPANHIA DE SANEAMENTO BÁSICO
DO ESTADO DE SÃO PAULO - SABESP**

**<u>POLÍTICA DE NEGOCIAÇÃO COM
VALORES MOBILIÁRIOS DE EMISSÃO PRÓPRIA</u>**

TERMO DE ADESÃO

Eu, [*nome e qualificação*], [*função ou cargo*], declaro que tomei conhecimento dos termos e condições da Política de Negociação com Valores Mobiliários de Emissão Própria da Companhia de Saneamento Básico do Estado de São Paulo – SABESP, originária da observância da Instrução CVM nº 358/2002 e aprovada por seu Conselho de Administração em ____. Por meio deste, formalizo a minha adesão à mencionada Política, comprometendo-me a cumprir todos os seus termos e condições.

Em cumprimento ao disposto na Instrução CVM nº 358/2002, informo que minhas intenções de negociação e investimento com as ações de emissão da Companhia de que sou titular são ________________________________. Outrossim, me obrigo a comunicar imediatamente à Companhia de qualquer mudança em tais planos.

Declaro, ainda, ter conhecimento de que transgressão às disposições da Política de Negociação com Valores Mobiliários de Emissão Própria configura infração grave, para os fins previstos no § 3º do art. 11, da Lei nº 6.385/76.

[*cidade*], [*data*]

____

[*nome*]

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

OWN ISSUED SECURITIES

TRADING POLICY

I – INTRODUCTION

Pursuant to paragraphs 1 and 4 of article 155 of Law n° 6.404/76:

(i) it is the duty of a public company's manager to keep secrecy about any relevant information that has not yet been disclosed, which may have been obtained by reason of his position and which is likely to have a considerable influence over securities prices, such person being forbidden to make use of such information for the purpose, either for himself/herself or for third parties, of taking advantage in the stock market;

(ii) it is forbidden for any person having access to relevant information not yet disclosed to the market to use it for the purpose of obtaining any advantage, either for himself/herself or for third parties, within the stock market.

Based on the above mentioned legal provision, among others, the Brazilian Securities and Exchange Commission has enacted Instruction CVM n° 358, of January 03, 2002, in which it allows public companies, in its article 15, to adopt a policy for trading of its own issued securities.

Instruction CVM n° 358/02 consolidates the rules dealing with identification, handling and disclosure of information about acts and facts having occurred or being related to the business of public companies which may be able to interfere with prices of their own issued securities.

In addition, said Instruction provides for restrictions to trading of securities issued by public companies in those cases where the holder of such securities is in possession of information relating to the company's business, which information, because it has not yet been disclosed, confers to such person a privileged position upon trading.

The purpose of such rules is to ensure as much transparent action as possible by the companies dealing in the Brazilian capital market, since only within a transparent and foreseeable environment, where a free and abundant flow of information is available, is that it will be possible to develop a dependable relationship between investors and potential investors and, as from there, stimulate their investments in securities.

With the purpose of developing the market and preserving trust by the investing public, some rules have been enacted to govern the use of information regarding acts or facts relating to the business of public companies which may have an impact over the prices of their issued securities. Instruction CVM n° 358/2002 did nothing else but to consolidate such rules, previously scattered among different regulations, into a logic and comprehensive system.

Instruction CVM nº 358/2002 was also conceived for the purpose of developing and improving inspection tools designed to ensure the effective compliance with the existing rules, through the regulatory agency's continuous follow-up of the practices adopted by the parties operating in the capital markets. It is within this context that the present Own Issued Securities Trading Policy of Companhia de Saneamento Básico do Estado de São Paulo – SABESP is inserted, being a set of rules having for major goal to preserve the interests of its shareholders, investors and all the investing public.

This Trading Policy, in its Sections II and III, provides for the purposes to which it is intended and certain adhesion rules. Section IV lists the restrictions to trading of Company's issued securities, applicable to those parties who, by reason of the position occupied in the company, the services rendered or any other reason whatsoever, have access to relevant information which might allow them to obtain undue advantages upon trading such securities.

Section V objectively sets forth sensitive periods in which no trading of the Company's issued securities shall be allowed, regardless of the amount and quality of the information to which one may have had access.

Finally, Section VI lists some general rules and exceptions thereto applicable to the provisions set forth throughout this Trading Policy.

In order to allow the efforts involved in the enforcement of this Trading Policy to produce the expected positive results to the Company, its shareholders, investors, employees and the general public, SABESP will need to count on the active collaboration by all those who may adhere to its terms, upon fulfilling and complying with its provisions.

II - PURPOSE

1. The purpose of this Trading Policy is to set forth rules to be followed by Restricted Persons in connection with trading of Securities. The rules contained in this Trading Policy provide for periods in which the Restricted Persons should refrain themselves from trading Securities, in such a way as to avoid matters being called into question regarding the undue use of Relevant Acts or Facts not disclosed to the public. The Company's Trading Policy was prepared under the terms of Instruction CVM nº 358/2002.

2. Any questions concerning the provisions hereof, the applicable regulations enacted by the CVM (Brazilian SEC) and/or whether a certain trading might be or not carried out should be clarified with the Investor Relation Officer.

III – ADHESION

3. The Restricted Persons and, at the Company's discretion, other parties as the Company may deem to be necessary or convenient, which parties shall thus become Restricted Persons, should adhere to this Trading Policy through an Instrument of Adhesion.

4. The Instruments of Adhesion executed as above mentioned will be filed with the Company's head-office for at least five (5) years counted from termination of the restriction as regards the existing signatories.

IV – RESTRICTIONS TO TRADING

5. Prior to the public disclosure of a Relevant Act or Fact, under the terms of the Company's approved Disclosure Policy, Restricted Persons being aware of such Relevant Act or Fact and/or of the date of their disclosure shall be forbidden to trade or to provide Securities investment advice or assistance.

6. Restricted Persons shall be prohibited to provide Securities investment advice or assistance whenever incorporation, total or partial spin-off, merger, transformation or reorganization of the Company is being sought.

7. Restricted Persons resigning from positions in the Company's management prior to the disclosure of a Relevant Act or Fact originated during their period of management may not trade Securities until (i) expiration of a period of six months counted as from the date of their resignation, or (ii) public disclosure of the Relevant Act or Fact.

8. Included in the restrictions set forth in this Trading Policy are trades directly or indirectly carried out by Restricted Persons, excluding those performed by investment funds of which the Restricted Persons may be shareholders, provided that they are not exclusive investment funds or investment funds the trading decisions of the portfolio administrator or manager thereof are directly influenced by the Restricted Persons.

9. The Restricted Persons should ensure that the counterparties of their business, professional or trust relationships will not trade Securities and/or make any other use whatsoever of information relating to Relevant Acts or Facts if they have access to undisclosed Relevant Acts or Facts. For this purpose, Restricted Persons shall use their

best efforts in order to obtain that all the parties having access to Relevant Acts or Facts shall execute an Instrument of Adhesion to this Trading Policy.

10. Restrictions to Securities trading as provided for in items 6 to 9 above should be complied with by the Restricted Persons until the public disclosure of the Relevant Act or Fact. However, such restrictions shall remain in effect, even after the disclosure of the Relevant Act or Fact, in case an eventual trading of Securities by Restricted Persons may interfere, to the Company's or its shareholders' prejudice, with the act or fact related to the Relevant Act or Fact.

11. Trading of Securities by the Company's Controlling Shareholder, Executive Officers and Directors shall be prohibited whenever a process of acquisition or sale of shares issued by the Company is in progress, or if an option or mandate has been granted for the same purposes.

V – NON-TRADING PERIODS

12. Restricted Persons shall refrain themselves from carrying out any trading of Securities during the period of fifteen (15) days preceding the disclosure of the Quarterly Information (ITR) and Annual Information (DPF and IAN) reports, as required by the CVM (Brazilian SEC).

13. Restricted Persons, further, must not carry out any trading of Securities unless after one hundred and eighty (180) days counted from the date of acquisition of the Securities at a Stock Exchange.

VI - MISCELLANEOUS

14. Upon executing the instrument of adhesion to this Trading Policy, the Restricted Persons shall inform the Company, through its Investor Relation Officer, of their intention as to trading and investment of the Company's issued shares, being required to immediately communicate any change to the plans having been thus informed.

15. The Company shall be entitled to provide for non-trading periods for other Securities in addition to those set forth in this Trading Policy, applicable to the Restricted Persons, and should immediately notify the Restricted Persons to this effect.

16. Trading of Securities by Restricted Persons during non-trading periods, as provided for herein, may be authorized in exceptional cases by the Company's Board of Executive Officers, upon request, in writing, showing the reasons why such trading is necessary.

17. Any violations to this Trading Policy by Restricted Persons shall be immediately communicated to the Investor Relation Officer.

VII – AMENDMENT

18. Any amendment to this Trading Policy shall be mandatorily communicated to the CVM, the SEC and the Stock Exchanges.

VIII – EFFECTIVE TERM

19. This Trading Policy shall become effective on the date of its approval by the Board of Directors and shall remain in effect for an indefinite term, unless as otherwise resolved by the Board of Directors.

IX – DEFINITIONS APPLICABLE TO THIS POLICY

20. The definitions used in this Trading Policy shall have the following meanings:

Controlling Shareholder – means the individual or legal entity, or group of persons restricted under a voting agreement, or being under common control, which, being holder of partner's rights permanently entitling such party to majority of votes upon resolutions by the General Shareholders Meeting and to power to elect the majority of the Company's Officers, effectively uses his/its powers to manage the business activities and set the guidelines for the operation of the Company's bodies. In the Company's case, the State of São Paulo Government, represented by: ____________.

Relevant Act or Fact – means any decision by the Controlling Shareholder, resolution by the General Shareholders Meeting or the Company's management bodies or any other act or fact of a political-administrative, technical, business or economic-financial nature occurred or related to the Company's business, which might have a considerable influence over (i) Securities prices; (ii) investors' decision to purchase, sell or hold Securities; or (iii) investors' decision whether to exercise any rights inherent to their status as Securities holders. Below is a list of examples of situations which might typify a Relevant Act or Fact:

i – execution of a Company's share transfer agreement or contract, even though under a suspensive or resolutory condition;
ii – change in the Company's stock control, including through execution, amendment or termination of a shareholders' agreement;
iii – execution, amendment or termination of a shareholders' agreement to which the Company is a party or intervening party, or which has been registered with the Company's proper books;
iv – admission or withdrawal of a partner having entered into an operating, financial, technological or administrative collaboration agreement with the Company;
v – authorization for trading of Securities in any domestic or foreign market;
vi – decision to cancel the company's registration as a public company;
vii – incorporation, merger or spin-off involving the Company or its affiliates;
viii – Company's transformation or dissolution;
ix – change in the Company's equity composition;
x – change in accounting criteria;
xi – debt renegotiation;
xii – approval of stock purchase option plan;
xiii – change to Securities' rights and advantages;
xiv – stock split-up, grouping or bonus;
xv – purchase of shares by the Company to become treasury stock or to be retired, and disposal of shares thus purchased;
xvi – Company's profit or loss and distribution of profits in cash;
xvii – contract execution or termination, or failure to execute or terminate an agreement when the expectancy of its closing is known to the public.
xviii – approval, change or waiver of project or delay upon its implementation;
xix – beginning, retaking or stoppage in the manufacturing or marketing of a product or provision of a service;
xx – discovery, change or development of Company's technology or funds;
xxi – change of projections disclosed by the Company;
xxii – filing of a debt rehabilitation ("*concordata*") proceeding, petition in or acknowledgment of bankruptcy or filing of a judicial action which may affect the economic-financial condition of the Company.

Stock Exchanges – means São Paulo Stock Exchange – Bovespa and any other stock exchanges or organized over-the-counter markets in which the Company has listed Securities.

Company – means Companhia de Saneamento Básico do Estado de São Paulo – SABESP.

CVM – means the Brazilian Securities and Exchange Commission.

Investor Relation Officer – means the Company's Officer elected for exercising those duties as provided for in the CVM's regulations and designated to follow-up and inspect the compliance with the Trading Policy.

Restricted Persons – means the Company, the Controlling Shareholder, Executive Officers, members of the Board of Directors, Statutory Audit Committee and of any other bodies having technical or advisory duties as provided for in the company's bylaws, in addition to employees having frequent access to information that may be deemed as a Relevant Act or Fact, as designated by the Company's Executive Officers and Directors, who have expressly adhered to the Trading Policy and are under an obligation to comply with the rules therein set forth.

Trading Policy – means the Own Issued Securities Trading Policy.

Instrument of Adhesion – means the instrument under which the Restricted Persons will show their cognizance and adhesion to the terms of this Trading Policy, in the form attached to this Trading Policy.

Securities – means the stock, debentures, warrants, subscription receipts and rights, promissory notes issued by the Company and derivatives referenced to any of such Securities.

COMPANHIA DE SANEAMENTO BÁSICO
DO ESTADO DE SÃO PAULO - SABESP

OWN ISSUED SECURITIES
TRADING POLICY

INSTRUMENT OF ADHESION

I, [*name and personal identification*], [*title or position*], declare that I have become aware of the terms and conditions of the Own Issued Securities Trading Policy of Companhia de Saneamento Básico do Estado de São Paulo – SABESP, set forth in compliance with Instruction CVM n° 358/2002 and approved by its Board of Directors on ____. I hereby express my adhesion to the mentioned Policy, being undertaken to abide by all its terms and conditions.

In compliance with the provisions of Instruction CVM n° 358/2002, I hereby inform that my intention as to trading of and investment in the shares issued by the Company held by me are ________________________________. I am further undertaken to immediately communicate to the Company any change to the above mentioned intention.

I further declare to be aware that any violation to the provisions of this Own Issued Securities Trading Policy typifies a serious infraction, for the purposes of § 3 of art. 11, of Law n° 6.385/76.

[*city*], [*date*]

____

[*name*]